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sfleischmann@shearman.com	May 22, 2009
(212) 848-7527

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lauren Nguyen
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

 Merrill Lynch Depositor, Inc.
 Responses to SEC Comment Letter Dated May 20, 2009

Dear Ms. Nguyen:

We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Merrill Lynch Depositor, Inc. (the “Depositor”), dated May 20, 2009, with respect to the Amendment No. 1 to Registration Statement on Form S-3, File No. 333-158501 (as so amended, the “Registration Statement”), filed by the Depositor with the Commission on May 12, 2009.

On behalf of the Depositor, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed today with the Commission in response to the comments.  The base prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the “base prospectus.”  The forms of prospectus supplements forming a part of any Registration Statement that the Depositor filed with the Commission are each referred to in this letter as a “prospectus supplement.”  The base prospectus and the prospectus supplements are collectively referred to as the “Prospectus.”  The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in italics for your reference.

Ms. Lauren Nguyen

To assist the Staff in reviewing Amendment No. 2, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 2.  All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 2.

In connection with responding to the Staff’s comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement on Form S-3

General

1.
We note your response to prior comment 8 and your acknowledgment that the default or early payment event with respect to underlying securities for a prior series of trust certificates would be material to investors of future series of future certificates if they related to the same corporate issuer.  Please provide bracketed disclosure in an appropriate place in each prospectus supplement to confirm that you will provide disclosure pursuant to Item 1104(c) of Regulation AB in such circumstances.

The Depositor acknowledges the Staff’s comment and has added the following bracketed disclosure to the Registration Statement that is responsive to the Staff’s comment:

“[Disclosure pursuant to Item 1104(c) of Regulation AB, including discussion of events of default or early payment events with respect to underlying securities in prior PPLUS or INDEXPLUS transactions to be included if material to a prospective investor in the current offering (e.g. same corporate issuer, etc.).]”

The paragraph above has been added to page S-29 of the prospectus supplement for PPLUS Call A [Callable] Trust Certificates, page S-30 of the prospectus supplement for PPLUS Call B [Callable] Trust Certificates, page S-32 of the prospectus supplement for PPLUS Floating Rate Trust Certificates, and page S-30 of the prospectus supplement for INDEXPLUS [Callable] Trust Certificates.

Prospectus

Prospectus Cover Page

2.	We note that your cover page is located on 2 separate pages. We also note a table of contents which appears on the cover page. Please revise the cover page to comply with Item 501 of Regulation S-K.

Ms. Lauren Nguyen

The Depositor acknowledges the Staff’s comment and has revised the Prospectus cover page to comply with Item 501 of Regulation S-K.

* * * * *

Thank you for your prompt attention to the Depositor’s responses to the Staff’s comments.  If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleischmann

Stuart K. Fleischmann

cc:	Max Webb – Securities and Exchange Commission John Marciano – Merrill Lynch Depositor, Inc. Stephen A. Hofmann – Merrill Lynch Depositor, Inc.